SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

São Paulo, SP, Brasil, July 28, 2012 – Pursuant to Article 21 of CVM Instruction No. 358/02, Gafisa S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), hereby discloses to its shareholders and the market communication received on the present date from its shareholders CREDIT SUISSE HEDGING-GRIFFO ASSET MANAGEMENT S.A., enrolled before CNPJ/MF under No. 68.328.632/0001-12, and CREDIT SUISSE HEDGING-GRIFFO SERVIÇOS INTERNACIONAIS S.A., enrolled before CNPJ/MF under No. 06.073.922/0001-05 (jointly “CSHG” or “Investor”), declaring that non-resident investors and investment funds which portfolios managed by CSHG, under the responsibility of the Officer Luis Stuhlberger, have decreased their participation to 4.63% of the total capital stock of the Company, equivalent to 20,021,100 common shares issued by the Company.

This new amount of shares no longer qualifies them as holding a significant stake in the Company’s total capital stock, under the terms of Article 12 of CVM Instruction No. 358/02.

São Paulo, June 28, 2012.

GAFISA S.A.

André Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 28, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer